Exhibit 99.1
Tongjitang Chinese Medicines Enters into Merger Agreement with Tonsun
International Company Limited, Hanmax Investment Limited and Fosun Industrial Co., Limited
SHENZHEN, China, November 1, 2010 — Tongjitang Chinese Medicines Company (NYSE: TCM) (“Tongjitang” or the “Company”), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced that it has entered into a definitive agreement and plan of merger with Hanmax Investment Limited (“Hanmax”), Fosun Industrial Co., Limited (“Fosun”) and Tonsun International Company Limited (“Tonsun”), a Cayman Islands exempted company all of the outstanding shares of which are owned by Hanmax and Fosun. Mr. Xiaochun Wang, Chairman of the Company’s board of directors, Chief Executive Officer of the Company and the beneficial owner of approximately 51% of the Company’s outstanding ordinary shares, controls Hanmax. Fosun beneficially owns approximately 32% of the Company’s outstanding ordinary shares.
Under the terms of the merger agreement, each ordinary share of the Company (including shares represented by American Depositary Shares, each of which represents four ordinary shares) issued and outstanding immediately prior to the effective time of the merger, other than the ordinary shares and ordinary shares represented by American Depositary Shares owned by Hanmax, Tonsun and Fosun, will be cancelled in exchange for the right to receive $1.125 (or $4.50 per American Depositary Share, not including the fees and expenses of the ADS depositary) in cash without interest. The offer represents a 13.6% premium over the closing price of $3.96 per American Depositary Share on October 28, 2010, and a 14.8% premium over the last month volume weighted average closing price of $3.92 per American Depositary Share.
The Company’s board of directors, acting upon the unanimous recommendation of a special committee of independent directors, approved the merger agreement and resolved to recommend that the Company’s shareholders vote to adopt the merger agreement. The special committee, which is composed solely of directors unrelated to any of Tonsun, Fosun, Mr. Xiaochun Wang and Hanmax, negotiated the terms of the merger agreement with the assistance of its financial and legal advisors.
“We believe this transaction provides the greatest likelihood for achieving the highest value for the Company’s shareholders, and that this is also in the best interests of our customers, partners and employees,” said Justin Yan Chen, the Company’s Chief Operating Officer.
“After an extensive review of strategic alternatives by the special committee and its financial advisors, we determined this all cash sale of the Company is in the best interests of the Company’s shareholders,” said Mr. Chen.
The merger contemplated by the merger agreement, which is currently expected to close before the end of the first quarter 2011, is subject to the adoption of the merger agreement by a majority in number of the holders of the Company’s ordinary shares representing at least 75% in value of the total issued ordinary shares of the Company present and voting in person or by proxy as a single class at a shareholders’ meeting duly called and held for such purpose, as well as certain other closing conditions. Mr. Xiaochun Wang and Fosun, which together beneficially own approximately 83% of the Company’s outstanding issued shares, have agreed to vote to adopt the merger agreement. CITIC Bank International Limited (“CITIC”) and Hanmax have entered into a facility agreement pursuant to which CITIC has agreed to provide financing for the transaction, subject to certain conditions. The Company will schedule a meeting of its shareholders for the purpose of voting on the adoption of the merger agreement. If completed, the merger will, under Cayman Islands laws, result in the Company becoming a privately-held company and its American Depositary Shares would no longer be listed on The New York Stock Exchange.
Morgan Stanley Asia Limited is serving as financial advisor to the special committee. Sheppard, Mullin, Richter & Hampton LLP is serving as U.S. legal advisor to the special committee and Thorp Alberga is serving as Cayman Islands legal advisor to the special committee. Baker & McKenzie is serving as U.S. legal advisor to Tonsun, Hanmax and Fosun, and Conyers Dill & Pearman is serving as Cayman Islands legal advisor to Tonsun, Hanmax and Fosun.

Additional Information About the Transaction
The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the transaction, which will include the merger agreement and related documents. All parties desiring details regarding the transaction are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).
In connection with the proposed merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. SHAREHOLDERS ARE URGED TO READ THESE MATERIALS AND OTHER MATERIAL FILED WITH OR FURNISHED TO THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:
Tongjitang Chinese Medicines Company
5/F Blk B, Nanshan Medical Device Park
1019 Nanhai Avenue, Nanshan District
Shenzhen, Guangdong 518067
Fax: (86-755) 2689 1529
The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares as of June 29, 2010 is also set forth in the Company’s Form 20-F, which was filed with the SEC on June 30, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.
This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities.
Forward-Looking Statements
Statements about the expected timing, completion and effects of the proposed merger, and all other statements in this press release other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, each of which is qualified in its entirety by reference to the following cautionary statements. Forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. A number of the matters discussed herein that are not historical or current facts deal with potential future circumstances and developments, in particular, whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: any conditions imposed on the parties in connection with consummation of the transactions described herein; adoption of the merger agreement by our shareholders; satisfaction of various other conditions to the closing of the transactions described herein; and the risks that are described from time to time in our reports filed with the SEC, including our Form 20-F for the year ended December 31, 2009. This press release speaks only as of its date, and we disclaim any duty to update the information herein.

About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Guizhou Tongjitang Pharmaceutical Co. Ltd., Guizhou Long-Life Pharmaceutical Co. Ltd., Qinghai Pulante Pharmaceutical Co. Ltd. and Anhui Jingfang Pharmaceutical Co. Ltd., is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 35 other modernized traditional Chinese medicine products and 36 western medicines. Please visit www.tongjitang.com for more information.
CONTACT
ICR, Inc.
Ashley M. Ammon or Christine Duan
203-682-8200 (Investor Relations)